Exhibit 99.1

Media Release

Rio Tinto committed to materially increase cash returns to shareholders in a sustainable way

4 December 2014

Rio Tinto today demonstrated how its superior portfolio of world-class operations, with industry-leading EBITDA margins and significant growth potential, are positioned to generate healthy free cash flow and shareholder returns.

Citing sector-leading tier one assets, a relentless focus on financial discipline, and an operating and commercial expertise framed by a culture of safety and integrity, Rio Tinto reiterated its commitment to materially increase cash returns to shareholders in a sustainable way from February 2015.

At an investor seminar in London, Rio Tinto chief executive Sam Walsh said “When you look at EBITDA margins, the quality and longevity of resources and reserves and potential for expansion and growth, there is no question our world-class assets will generate sustainable returns for decades to come.

“Operational and commercial excellence runs through our business. We have established a leading position in the use of technology and innovation to deliver more tonnes with less cost. This has created material value. This return is not just a one-off, it flows through to the bottom line every year and that represents considerable value when the assets are multi-decade operations.

“Assisted by disciplined allocation of capital, our balance sheet is strong and ideally suited to the current economic environment and protecting shareholders. Every dollar we spend must be allocated in the interests of our shareholders. Our focus in 2015 will be on materially increasing returns to shareholders and our goal is delivering strong and sustainable shareholder returns.

“There is a clear focus behind everything we are doing. Looking out over the next five years, we expect to generate strong free cash flow and we remain committed to materially increase cash returns to shareholders. I look forward to announcing this at our annual results in February.

“While the long-term horizon remains robust, the near term outlook is more challenging. Our company is soundly positioned to prosper against this backdrop however, because the uncertainty plays to our strengths and our competitive advantages come to the fore.”

The company-wide focus on driving productivity and creating value is transforming the Group, with updates on Aluminium, Copper, Diamonds and Minerals and Iron Ore at the investor seminar underlining the more streamlined, accountable nature of the business.

Rio Tinto is strengthening its position as the world’s best aluminium business by improving its industry-leading bauxite assets and world-class first-quartile smelting position. With the re-commissioning of Kitimat next year, around 80 per cent of Rio Tinto smelters will be in the first quartile of the aluminium cost curve. The bauxite export business is expected to deliver EBITDA margins greater than 50 per cent at consensus 2014-2019 prices.

Given the potential market opportunities, Rio Tinto is now prioritising the South of Embley project. Boasting mining costs in the first quartile and attractive returns, this is a tier one investment opportunity. The feasibility study remains a work in progress, with the project on track for board consideration next year and first production slated for 2018.

Rio Tinto Copper is positioning itself as a low-cost producer in the short and medium term, building a business model that creates value through the economic cycles and sets it on pathway for Rio Tinto to be the most profitable business in the industry.

The Rio Tinto Copper strategy involves maximising value of existing operations to strengthen profitability, preparing to exploit the next copper market cycle by bringing online additional copper units and progressing its pipeline of world-class greenfield growth options, La Granja and Resolution.

Rio Tinto’s market-leading Diamonds and Minerals businesses are well positioned to increase margins in line with growing demand fuelled by the emergence of the middle class in China and other emerging economies. Diamonds and Minerals products are used in consumer and high-end industrial applications and as such linked to the rising wealth of emerging economies.

The diverse portfolio is delivering value for shareholders by streamlining and simplifying the businesses which in turn is having a real impact on cashflow generation.

Rio Tinto also reinforced the compelling investment fundamentals for the expansion of its sector-leading iron ore operations in the Pilbara region of Australia, with last year’s “breakthrough” expansion plan in full swing and being achieved at an average mine production capital intensity of around $9 a tonne.

Key points from the seminar include:

Financial

  Total capital expenditure below $8.5 billion forecast for 2014, down 34 per cent year-on-year.
  Operating and exploration costs reduced by $5.4 billion by the end of 2015, compared with the 2012 base.
  Divestments totalling $3.5 billion completed since 2013 as part of the continuous process of reshaping the portfolio.
  Debt target of mid-teens achieved. Now adopting a net gearing ratio-based target range of 20 to 30 per cent to protect investors and provide flexibility.
  Disciplined allocation of capital to the highest returning projects will drive production growth. Now expecting average compound copper equivalent growth of over five per cent between 2013 and 2019.

Operational

  Reshaping the Aluminium business around a portfolio of tier one bauxite operations and first quartile smelters.
  Exposure to later-cycle commodities among our tier one Diamonds and Minerals assets underline diversified portfolio.
  Copper business building a tier one portfolio while driving profitability. Cost reductions and productivity improvements driving earnings and moving the business down the cost curve, whilst developing future options to capture expected favourable outlook for copper.
  Pilbara iron ore operations remain the envy of the sector. Expansion to 360 Mt/a, delivering 40 per cent internal rate of return with a five-year payback period.
  Lowest cost iron ore producer in the Pilbara. Committed to driving down all-in and cash costs through technology investment and productivity gains.
  World-class thermal coal assets in Australia, with positive long-term fundamentals and significant increase of Rio Tinto Coal Australia’s managed thermal coal reserves and resources in the Hunter Valley of New South Wales, Australia.
  Prudent use of industry-leading technology and innovation across the Group to deliver real value through ongoing productivity improvements entrenched in the operations.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

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